November 8, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (952) 591-3865</u>

Mr. David J. Parrin
Executive Vice President and Chief Financial Officer
MoneyGram International, Inc.
1550 Utica Avenue South
Suite 100
Minneapolis, Minnesota 55416

Re: **MoneyGram International, Inc.**
        Form 10-K for the year ended December 31, 2005
        Filed March 1, 2006
        Response Letters Dated July 18, 2006 and September 29, 2006
        File No. 1-31950

Dear Mr. Parrin:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Joshua S. Forgione
                                Assistant Chief Accountant